[OBJECT OMITTED]

                Open Joint Stock Company "Vimpel-Communications"
                   Open Joint Stock Company "VimpelCom-Region"


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        NOTICE OF THE JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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                                 April 16, 2004
                            10:00 a.m. (Moscow time)
                         10, Ulitsa 8 Marta, Building 14
                              Moscow 127083, Russia


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[GRAPHIC OMITTED]|AO VimpelCom                |Phone:          |Fax:
                 |8 Marta str., 10, bldg. 14, |                |
                 |127083, Moscow, Russia      |+7(095)725-0700 |+7(095)725-0700


March 1, 2004


Dear Shareholder,

On October 21, 2003, an Extraordinary General Meeting of Shareholders (the "EGM") of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") (NYSE:VIP) overwhelmingly approved the merger of VimpelCom and its subsidiary for regional development, Open Joint Stock Company VimpelCom-Region ("VimpelCom-R"), with more than 99.6% of the voted shares in favor of all issues on the agenda.

A condition precedent of the merger under Russian law is that a second meeting of the shareholders of both VimpelCom and VimpelCom-R approve certain amendments to the Charter of VimpelCom which will permit it to succeed to all the rights and obligations of VimpelCom-R following the merger. Accordingly, a Joint Extraordinary General Meeting (the "JEGM") will be held in Moscow on April 16, 2004 to approve the Charter amendments as set out in the attached notice. All shareholders are eligible to vote on this issue at the JEGM as the overwhelming approval of the disinterested shareholders was obtained at the EGM last year.

Since the EGM last year, VimpelCom and VimpelCom-R have continued to move towards full completion of the merger, which is expected to take place during the second quarter of 2004. At this time, having obtained most of the regulatory approvals required, completion of the merger remains conditional upon shareholder approval of the Charter amendments at this JEGM, and the transfer of VimpelCom-R's licenses and frequencies to VimpelCom. For legal reasons it may not be possible to complete the license and frequency transfer in full prior to completion of the merger. Accordingly, in taking the final steps following the JEGM to register the Charter amendments and complete the merger, VimpelCom may need to rely on the Russian Ministry of Telecommunications to effect such transfers in a timely manner.

The Board of Directors of VimpelCom continues to believe that the merger is in the best interests of all our shareholders and urges you to vote in favor at the forthcoming JEGM.



/s/ Alexander Izosimov                  /s/ Jo Lunder

Alexander Izosimov                      Jo Lunder
CEO and General Director                Chairman of the Board


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      Open Joint Stock Company "Vimpel-Communications", 10 Ulitsa 8 Marta,
                       Building 14, Moscow 127083, Russia

                                   [OBJECT OMITTED]


                                                            To the shareholders
                                                    of Open Joint Stock Company
                                                    "Vimpel-Communications" and
                                                    of Open Joint Stock Company
                                                             "VimpelCom-Region"


                            NOTICE ON THE CONVOCATION
           OF THE JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                                       AND
                 OF OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

                                                                  March 1, 2004

Dear Shareholder:

     Pursuant to Protocol No. 4 of the Board of Directors (the "Board") of Open Joint Stock Company "Vimpel-Communications", registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia ("VimpelCom" or the "Company"), dated February 18, 2004, and the consent of the General Director of Open Joint Stock Company "VimpelCom-Region", registered at 10, Ulitsa 8 Marta, Building 14,
Moscow 127083, Russia ("VimpelCom-R") (together with VimpelCom, the "Companies"), dated February 18, 2004, the Joint Extraordinary General Meeting (the "JEGM" or the "Meeting") of Shareholders of VimpelCom and of VimpelCom-R shall be held on April 16, 2004, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. The JEGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m., at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company.
Shareholders of record as of the close of the Companies' registrar's business (Moscow time) on March 1, 2004 (the "Shareholders") shall be eligible to participate in and vote at the JEGM on the following issue on the agenda:

     1. Approval of the amendments to the Charter of VimpelCom.

     The proposed amendments to the Charter of VimpelCom are provided in Attachment 1 to this Notice.

     Shareholders of VimpelCom are entitled to vote at the JEGM on the issue on the Agenda on the basis of the one share - one vote principle. For the avoidance of doubt, each common share of VimpelCom shall have one vote at the JEGM and each convertible type A preferred share of VimpelCom shall have one vote at the JEGM.

     Shareholders of VimpelCom-R shall have such number of votes at the JEGM as they would have at the general shareholders meeting of VimpelCom after giving effect to the merger in accordance with the Merger Agreement between the Company and VimpelCom-R dated October 24, 2003. For the avoidance of doubt, each common registered share of VimpelCom-R (except for shares owned by VimpelCom) shall have two thousand one hundred and ninety-nine (2,199) votes at the JEGM, and each convertible type A registered preferred share of VimpelCom-R (except for shares owned by VimpelCom) shall have two thousand one hundred and ninety-nine (2,199) votes at the JEGM.

     Enclosed is a voting ballot to be used in connection with the item below. Please see page 2 of this Notice for voting information.

     Set forth below is a description of the issue on which shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of the item on the agenda.

                               * * * * * * * * * *


                                       1


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Item 1. Approval of the amendments to the Charter of VimpelCom.
---------------------------------------------------------------

Text of the Proposed Decision: "To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendments in accordance with Russian law."

Explanatory Information:

    o Article 1.1: This proposed amendment simplifies the structure of the Charter of the Company by deleting the provision, which repeats information contained on the cover page of the Charter and which would otherwise require incorporation of similar information about any adopted amendments to the Charter.

    o Article 1.2: This proposed amendment reflects the status of VimpelCom as the legal successor to the rights and obligations of VimpelCom-R as a result of the reorganization of the Companies by way of statutory merger (prisoedinenie).

Shareholder Approval Required: In accordance with the Merger Agreement between VimpelCom and VimpelCom-R and Russian law, this Item 1 requires the approval of shareholders owning at least 75% of the voting shares of VimpelCom represented at the Meeting and the approval of shareholders owning at least 75% of the voting shares of VimpelCom-R represented at the Meeting; provided, however, that VimpelCom, as a shareholder of VimpelCom-R, is not eligible to participate in the Meeting.



                               * * * * * * * * * *

       As noted above, the Board recommends that the Shareholders vote in favor of the item on the Agenda.

          Please complete the enclosed original ballot as follows:

1. With respect to the item, place any sign (cross, circle) in the corresponding box of the enclosed ballot. In order for the item to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot is equivalent to a vote against such item.

2.        Your ballot must be signed by you as a  shareholder  of  VimpelCom  or
          ----------------------------------------------------------------------
          VimpelCom-R.
          -----------

3. Either (a) bring your ballot to the JEGM on April 16, 2004 or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than April 13, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JEGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

          Holders of ADSs should return their ballots to The Bank of New York in
          ----------------------------------------------------------------------
          accordance with their instructions so that ballots are received by The
          ----------------------------------------------------------------------
          Bank of New York no later  than 12 p.m.  (New York  time) on April 12,
          ----------------------------------------------------------------------
          2004.
          ----

     Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Charter of VimpelCom and Russian law.

     This Notice is being sent by order of the Board.



/s/ Alexander Izosimov                  /s/ Jo Lunder

Alexander Izosimov                      Jo Lunder
CEO and General Director                Chairman of the Board


                                       2


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                                                                    ATTACHMENT 1

                                                                        APPROVED
                   By the Joint Extraordinary General Meeting of Shareholders of
                                                        Open Joint Stock Company
                                                     "Vimpel-Communications" and
                                                        Open Joint Stock Company
                                                              "VimpelCom-Region"
                                                                 Protocol No. 33

                                                            Dated April 16, 2004




                                                     ---------------------------
                                                              Alexander Izosimov
                                    General Director and Chief Executive Officer
                                Open Joint Stock Company "Vimpel-Communications"



                       Amendment No. 1 to the Charter of
                Open Joint Stock Company "Vimpel-Communications"


1.        To delete the second paragraph of Article 1.1 in its entirety.

2. To insert a new Article 1.2 with the following wording: "As a result of the reorganization in the form of merger of Open Joint Stock Company "Vimpelcom-Region" into the Company, the Company succeeded to all the rights and obligations of the Open Joint Stock Company "Vimpelcom-Region" in accordance with the applicable laws of the Russian Federation."

3.        To renumber Articles 1.2 - 1.5 to Articles 1.3 - 1.6 respectively.


                                      I-1